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                 UNITED STATES                           OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION         ----------------------------
            WASHINGTON, D.C. 20549               OMB Number:        3235-0058
                                                 Expires:      March 31, 2006
                                                 Estimated average
                 FORM 12B-25                     burden hours per
                                                 response............... 2.50
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           NOTIFICATION OF LATE FILING                  SEC FILE NUMBER
                                                         333-113187-05
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                                                         CUSIP NUMBER
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(CHECK ONE):   [X] Form 10-K   [  ] Form 20-F   [  ] Form 10-Q   [  ] Form N-SAR

              For Period Ended:  DECEMBER 31, 2004
              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR

              For the Transition Period Ended:_____________________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THE COMMISSION HAS VERIFIED ANY
                          INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

    IMPAC CMB TRUST SERIES 2004-7
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Full Name of Registrant


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Former Name if Applicable


    1401 DOVE STREET
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Address of Principal Executive Office (STREET AND NUMBER)


    NEWPORT BEACH, CA 92660
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Impac Funding Corporation is not able to file on behalf of the registrant on or before March 31, 2005 the annual report on Form 10-K of the registrant without unreasonable effort or expense.

Despite the best efforts of Impac, Impac was not able to obtain the documentation from an unaffiliated third party necessary to conduct the annual review required by the Servicing Agreement until shortly before the filing date prescribed by the Commission for the annual report. Completion of the annual review is necessary to identify any deficiencies which must be disclosed in the Form 10-K annual report and for an Impac officer to make the required corresponding certification. Therefore, Impac cannot complete the annual review and prepare the annual report in the short amount of time available without unreasonable effort or expense. Impac intends to file on behalf of the registrant on or before April 15, 2005 a complete annual report on Form 10-K.

(Attach extra Sheets if Needed)

                   Persons who are to respond to the collection of information
SEC 1344 (11-02)   contained In this form are not required to respond unless the form displays acurrently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         MUSA ABDUL-BASSER            (212)                912-7507
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            (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed ? If answer is no, identify report(s).        Yes [X] No [  ]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      Yes [  ] No [  ]
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          IMPAC CMB TRUST SERIES 2004-7
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  MARCH 31, 2005                        By /s/ Richard J. Johnson
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                                                   Richard J. Johnson, EVP, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule l2b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).